Valley National Bancorp

One Penn Plaza

New York, New York 10119

August 25, 2021

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Sonia Bednarowski

Re:	Valley National Bancorp

Amendment No. 1 to Registration Statement on Form S-4

Filed August 24, 2021

File No. 333-258627

Ladies and Gentlemen:

I am the Senior Executive Vice President, General Counsel and Corporate Secretary of Valley National Bancorp (“Valley”) and am authorized to request the acceleration of the effective date of Valley’s Amendment No. 1 to Registration Statement on Form S-4 (File No. 333-258627) filed on August 24, 2021.

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Valley hereby respectfully requests that the Securities and Exchange Commission accelerate the effective date of the above referenced Registration Statement to 1:00 p.m., Eastern Time, on August 27, 2021, or as soon as practicable thereafter.

Please contact Christopher DeCresce of Covington & Burling LLP at (212) 841-1017 with any questions you may have regarding this request. In addition, please notify Mr. DeCresce by telephone when this request for acceleration has been granted.

Respectfully,
Valley National Bancorp

By:	/s/ Ronald H. Janis
Name:	Ronald H. Janis, Esq.
Title:	Senior Executive Vice President,
General Counsel and Corporate Secretary

cc:	Michael T. Rave, Valley National Bancorp

John M. Tolomer, The Westchester Bank Holding Corporation

Christopher DeCresce, Covington & Burling LLP

Frank M. Conner III, Covington & Burling LLP

Charlotte May, Covington & Burling LLP

Samantha M. Kirby, Goodwin Procter LLP